77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of MuniHoldings Insured Fund, Inc. held on August 15, 2006, the results were as follows:

PROPOSAL 2.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

Broker Non-Vote

6,412,269

271,702

307,014

1,961,812

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

Broker Non-Vote

6,416,597

269,770

304,618

1,961,812